TSX, NYSE - HBM 2023 No. 8

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 fax 416 362-7844 hudbay.com	News Release

Hudbay Announces First Quarter 2023 Results

Toronto, Ontario, May 8, 2023 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE:HBM) today released its first quarter 2023 financial results. All amounts are in U.S. dollars, unless otherwise noted.

First Quarter Operating and Financial Results; Production and Cost Guidance Reaffirmed

  Consolidated production in the first quarter included 22,562 tonnes of copper and 47,240 ounces of gold. Consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product credits[i], were $0.85 and $1.83, respectively, representing an improvement of 21% and 17%, respectively, compared to the fourth quarter of 2022.
  Reaffirmed full year 2023 consolidated production guidance of 100,000 to 128,000 tonnes of copper at a cash cost of $0.40 to $0.80 per pound[ii] and sustaining cash cost of $1.35 to $2.05 per poundii as first quarter production was in line with quarterly cadence expectations.
  Peru operations successfully managed through a complex environment to maintain steady performance and produce 20,517 tonnes of copper in the first quarter. The Peru team remained focused on maintaining strong margins and achieved a cash cost per pound of copper produced, net of by-product creditsi, of $1.36, which was overall in line with the strong cost performance in the fourth quarter of 2022. Transportation and supply chains in Peru have normalized since mid-February and Constancia's concentrate inventory is now at normal levels, well ahead of schedule.
    Full mining activities resumed at the Pampacancha pit in February and the period of higher stripping from March to June is progressing well with mining of higher-grade ore now expected to commence late in the second quarter of 2023, slightly ahead of schedule.
  Manitoba operations produced 36,034 ounces of gold at a cash cost per ounce of gold produced, net of by-product creditsi, of $938, which was affected by temporary challenges at the Lalor mine in the quarter that were partly offset by strong throughput and gold recoveries at the New Britannia mill.
    Lalor ore production reached 4,800 tonnes per day late in the first quarter and throughout April after implementing changes to improve stope fragmentation and load-haul-dump equipment availability, together with many production optimization initiatives underway at the mine.
  First quarter net earnings and earnings per share were $5.5 million and $0.02, respectively. After adjusting for a non-cash gain of $8.2 million related to a quarterly revaluation of the closed site environmental reclamation provision and a $6.1 million revaluation loss related to the gold prepayment liability, among other items, first quarter adjusted earnings per share were $0.00.
  Operating cash flow before change in non-cash working capital was $85.6 million and adjusted EBITDAi was $101.9 million in the first quarter.
  Cash and cash equivalents increased during the first quarter to $255.6 million and were positively impacted by the steady operation of the Constancia mill throughout the transportation and supply chain interruptions earlier in the quarter and the successful conversion of concentrate inventory into cash during the quarter, ahead of schedule.

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  Signed a new 10-year agreement for 100% renewable energy supply to Constancia, resulting in an expected 40% reduction in total Scope 1 and Scope 2 greenhouse gas emissions company-wide, in line with Hudbay's climate change target of a 50% reduction by 2030.

Executing on Growth Initiatives and Prudent Financial Planning

• On April 13, 2023, Hudbay announced a definitive agreement (the "Arrangement Agreement") to acquire all issued and outstanding common shares of Copper Mountain Mining Corporation ("Copper Mountain"), to create a 150,000-tonnes-per-year copper producer with three long-life mines in tier-one jurisdictions and a world-class pipeline of organic copper growth projects. The combined company will be the third largest Canadian copper producer and its complementary asset base and technical expertise is expected to unlock $30 million in annual operating efficiencies and corporate synergies over the course of three years.

• Three-year production guidance includes average annual copper production of 110,000 tonnes from Constancia and average annual gold production of more than 190,000 ounces from Snow Lake, a 23% and 30% increase, respectively, from 2022 levels.

• Received positive permitting update at Copper World from the Army Corps of Engineers ("ACOE") and the required state level permits continue to be expected in 2023. Pre-feasibility study for Phase I of the Copper World project is well-advanced and on track for mid-2023.

• Peru exploration activities resumed with a focus on drill permitting for highly prospective satellite properties while evaluating the potential for reserve expansion at Constancia and Pampacancha through future mining phases.

• Snow Lake exploration activities are prioritizing step-out drilling for new discoveries to support future growth in annual production and mine life extension.

• Lalor 2023 winter exploration program intersected numerous occurrences of disseminated copper sulfides over two kilometres down plunge, indicating the potential close proximity of copper-gold feeder zones similar to the deeper lenses at Lalor.

• The Stall recovery improvement program is on track for commissioning in May with ramp-up to higher metal recoveries by mid-2023.

• Nevada drill program is planned for late 2023 to test high-grade skarn and large porphyry targets identified through recent geophysical surveys on private land claims near Mason.

• To benefit from strong current gold prices, Hudbay deferred eight months of prepaid gold deliveries from 2023 into 2024, which is expected to increase the company's cash position by approximately $53 million in 2023 at prevailing gold prices.

• As an additional prudent measure to ensure free cash flow generation in 2023, Hudbay entered into a zero-cost collar program in April for approximately 10% of copper production expected in the second half of 2023 at a floor price of $3.95 per pound while providing upside to copper price increases up to $4.28 per pound.

• On track to deliver the discretionary spending reduction targets for 2023 with lower growth capital and exploration expenditures compared to 2022.

"We continue to be on track to achieve higher production and cash flows in 2023 as we successfully managed the recent Peru logistical interruptions to ensure steady operations at Constancia and are executing initiatives to increase the output from our Lalor mine in Snow Lake," said Peter Kukielski, President and Chief Executive Officer. "We took several prudent measures this quarter to improve our free cash flow for 2023 and we remain focused on being disciplined with capital allocation as we continue to de-risk Copper World. We are also pleased to be expanding our copper production profile with the recently announced combination with Copper Mountain, which creates a larger, more resilient and more diversified cash flow platform to prudently advance our leading organic copper growth pipeline."

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Summary of First Quarter Results

Consolidated copper production in the first quarter of 2023 was 22,562 tonnes, a decrease compared to the fourth quarter of 2022 primarily due to lower copper grades in Peru and Manitoba, as planned. Consolidated gold production was 47,240 ounces, a decrease compared to the fourth quarter primarily due lower gold grades in Peru, partially offset by higher throughput in Snow Lake. Consolidated zinc production in the first quarter was 9,846 tonnes, higher than the fourth quarter primarily due to higher zinc grades and throughput in Snow Lake. First quarter production was in line with expectations and Hudbay has reaffirmed its 2023 production guidance for all metals.

Consolidated cash cost per pound of copper produced, net of by-product creditsi, in the first quarter of 2023 improved to $0.85, compared to $1.08 in fourth quarter of 2022. This significant improvement was primarily a result of lower mining, milling and freight costs and higher by-product credits, partially offset by higher general and administrative costs and lower consolidated copper production. Consolidated sustaining cash cost per pound of copper produced, net of by-product creditsi, was $1.83 in the first quarter compared to $2.21 in the fourth quarter. This decrease was primarily due to the same reasons outlined above and lower sustaining capital expenditures and capitalized exploration. Both measures are expected to further decline in future quarters with higher expected copper production and contributions from precious metals by-product credits. The company is reaffirming its full year 2023 consolidated cash cost and sustaining cash cost guidance. Consolidated all-in sustaining cash cost per pound of copper produced, net of by-product creditsi, was $2.07 in the first quarter, 14% lower than $2.41 in the fourth quarter of 2022, primarily due to the same reasons outlined above.

Cash generated from operating activities in the first quarter of 2023 decreased to $71.3 million compared to $86.4 million in the fourth quarter of 2022. Protests and civil unrest in the southern Peru mining corridor impacted the company's Peru operations early in the first quarter; however, these disruptions have abated since mid-February. Transportation of Constancia's concentrate and critical supplies has since returned to normal. Operating cash flow before change in non-cash working capital was $85.6 million during the first quarter of 2023, compared to $109.1 million in the fourth quarter of 2022. This decrease was primarily the result of lower copper and zinc sales volumes, partially offset by higher realized prices of all metals.

Net earnings and earnings per share in the first quarter of 2023 were $5.5 million and $0.02, respectively, compared to a net loss and loss per share of $17.4 million and $0.07, respectively, in the fourth quarter of 2022. The 2023 first quarter results were positively impacted by a non-cash gain of $8.2 million related to the quarterly revaluation of the company's closed site environmental reclamation provision and a $5.0 million variable consideration adjustment with respect to stream revenue and accretion. These items were offset by a $6.1 million revaluation loss related to the gold prepayment liability.

Adjusted net earningsi and adjusted net earnings per sharei in the first quarter of 2023 were $0.1 million and $0.00 per share, respectively, after adjusting for the non-cash revaluation gain of the environmental reclamation provision and the revaluation loss on the gold prepayment liability, among other items. This compares to adjusted net earnings and adjusted net earnings per share of $2.6 million, and $0.01 in the fourth quarter of 2022. First quarter adjusted EBITDAi was $101.9 million, compared to $124.7 million in the fourth quarter of 2022 because of the same factors affecting operating cash flow noted above.

As at March 31, 2023, the company's liquidity includes $255.6 million in cash as well as undrawn availability of $355.4 million under its revolving credit facilities.

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Consolidated Financial Condition ($000s)	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022
Cash	255,563	225,665	213,359
Total long-term debt	1,225,023	1,184,162	1,181,119
Net debt[1]	969,460	958,497	967,760
Working capital[2]	100,987	76,534	161,846
Total assets	4,367,982	4,325,943	4,538,214
Equity	1,574,521	1,571,809	1,561,978

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

2 Working capital is determined as total current assets less total current liabilities as defined under IFRS and disclosed on the interim consolidated financial statements.

Consolidated Financial Performance		Three Months Ended
		Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022
Revenue	$000s	295,219	321,196	378,619
Cost of sales	$000s	228,706	251,520	293,351
Earnings (loss) before tax	$000s	17,430	(14,287)	88,861
Earnings (loss)	$000s	5,457	(17,441)	63,815
Basic and diluted earnings (loss) per share	$/share	0.02	(0.07)	0.24
Adjusted earnings per share[1]	$/share	0.00	0.01	0.02
Operating cash flow before change in non-cash working capital	$ millions	85.6	109.1	77.6
Adjusted EBITDA[1]	$ millions	101.9	124.7	110.2
[1] Adjusted earnings (loss) per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

Consolidated Production and Cost Performance		Three Months Ended
		Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022
Contained metal in concentrate and doré produced[1]
Copper	tonnes	22,562	29,305	24,702
Gold	ounces	47,240	53,920	53,956
Silver	ounces	702,809	795,015	784,357
Zinc	tonnes	9,846	6,326	22,252
Molybdenum	tonnes	289	344	207
Payable metal sold
Copper	tonnes	18,541	25,415	20,609
Gold[2]	ounces	49,720	47,256	48,343
Silver[2]	ounces	541,884	559,306	864,591
Zinc[3]	tonnes	5,628	8,230	17,306
Molybdenum	tonnes	254	421	213
Consolidated cash cost per pound of copper[4]
Cash cost	$/lb	0.85	1.08	1.11
Sustaining cash cost	$/lb	1.83	2.21	2.29
All-in sustaining cash cost	$/lb	2.07	2.41	2.54

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and doré sold.

3 For the three months ended March 31, 2023 and December 31, 2022 this metric includes payable zinc in concentrate sold. For the three months ended March 31, 2022, this metric also includes payable refined zinc metal sold.

4 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

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Peru Operations Review

Peru Operations		Three Months Ended
		Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022
Constancia ore mined[1]	tonnes	3,403,181	5,614,918	6,908,151
Copper	%	0.34	0.40	0.32
Gold	g/tonne	0.04	0.04	0.04
Silver	g/tonne	2.52	3.48	3.22
Molybdenum	%	0.01	0.01	0.01
Pampacancha ore mined	tonnes	897,295	3,771,629	847,306
Copper	%	0.49	0.37	0.27
Gold	g/tonne	0.52	0.29	0.43
Silver	g/tonne	5.12	3.84	4.06
Molybdenum	%	0.01	0.01	0.01
Total ore mined	tonnes	4,300,476	9,386,547	7,755,457
Strip ratio[2]		1.84	0.97	1.10
Ore milled	tonnes	7,663,728	7,795,735	7,213,833
Copper	%	0.33	0.41	0.31
Gold	g/tonne	0.08	0.12	0.08
Silver	g/tonne	3.69	3.93	3.26
Molybdenum	%	0.01	0.01	0.01
Copper recovery	%	81.7	85.1	85.3
Gold recovery	%	56.8	69.6	59.8
Silver recovery	%	60.7	66.5	66.9
Molybdenum recovery	%	34.8	37.7	21.1
Contained metal in concentrate
Copper	tonnes	20,517	27,047	19,166
Gold	ounces	11,206	20,860	10,789
Silver	ounces	552,167	655,257	505,568
Molybdenum	tonnes	289	344	207
Payable metal sold
Copper	tonnes	16,316	23,789	16,825
Gold	ounces	11,781	15,116	14,452
Silver	ounces	392,207	411,129	636,133
Molybdenum	tonnes	254	421	213
Combined unit operating cost[3,4,5]	$/tonne	11.47	13.64	12.37
Cash cost[5]	$/lb	1.36	1.34	1.54
Sustaining cash cost[5]	$/lb	2.12	2.09	2.27

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

4 Excludes approximately $0.7 million, or $0.09 per tonne, of COVID-related costs during the three months ended December 31, 2022 and $2.3 million, or $0.32 per tonne, during the three months ended March 31, 2022.

5 Combined unit operating cost, cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

TSX, NYSE - HBM 2023 No. 8

During the first quarter of 2023, the Constancia operations produced 20,517 tonnes of copper, 11,206 ounces of gold, 552,167 ounces of silver and 289 tonnes of molybdenum. Production levels were lower than the fourth quarter of 2022 due to lower grades from the processing of stockpiles, as discussed below. Due to this and higher stripping activities planned in the Pampacancha pit in the second quarter of 2023, Hudbay continues to expect 2023 Peru production to be higher in the second half of 2023 and the company is on track to achieve full year 2023 Peru production guidance.

Ore mined from Pampacancha in the first quarter of 2023 was 897,295 tonnes at record high grades of 0.49% copper and 0.52 grams per tonne gold. Despite this achievement, total ore mined in the first quarter of 2023 was lower than the fourth quarter of 2022 mainly due to the processing of stockpiles in order to conserve fuel during protests and civil unrest in Peru that occurred in early 2023. Since mid-February, transportation of Constancia's concentrate and critical supplies has returned to normal.

Full mining activities resumed in the Pampacancha pit in February and the period of higher stripping from March to June is progressing well with mining of higher-grade ore now expected to resume late in the second quarter of 2023, slightly ahead of the original schedule.

The logistical risk mitigation plans implemented during the first quarter, together with strong continued support from the local communities, enabled Hudbay's plant to continue to operate uninterrupted at full capacity supplemented with approximately 3.9 million tonnes of stockpiled ore. Ore milled during the first quarter of 2023 was relatively unchanged from the fourth quarter of 2022. Milled grades decreased in the first quarter compared to the fourth quarter due to the processing of lower-grade stockpiles as discussed above. Recoveries of all metals during the first quarter were lower than the fourth quarter due to higher levels of impurities in stockpile ore. Hudbay expects to continue to process a significant amount of stockpiles during the second quarter of 2023 while the company completes the planned three-month stripping period in the Pampacancha pit, in line with the mine plan.

Combined mine, mill and G&A unit operating costsi in the first quarter of 2023 were 16% lower than the fourth quarter of 2022 primarily due to lower mining costs.

Peru's cash cost per pound of copper produced, net of by-product creditsi, in the first quarter of 2023 was $1.36 and relatively unchanged from the fourth quarter of 2022. This cost measure remains slightly above the upper end of the 2023 guidance range. However, cash cost per pound of copper produced, net of by-product credits, is expected to decline and full year cash costs are expected to remain within the 2023 guidance range with higher expected copper production and contributions from precious metal by-product credits later this year.

Peru's sustaining cash cost per pound of copper produced, net of by-product creditsi, in the first quarter of 2023 was $2.12 and relatively in line with the fourth quarter of 2022 as lower mining costs and capitalized exploration were offset by lower copper production.

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Manitoba Operations Review

Manitoba Operations		Three Months Ended
		Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022[1]
Lalor ore mined	tonnes	373,599	369,453	386,752
Gold	g/tonne	3.96	4.00	3.76
Copper	%	0.57	0.73	0.80
Zinc	%	3.32	2.17	4.06
Silver	g/tonne	18.24	19.37	22.94
New Britannia Mill:
Ore milled	tonnes	143,042	141,142	124,176
Gold	g/tonne	6.05	6.11	5.63
Copper	%	0.61	0.91	0.86
Zinc	%	0.76	0.67	0.85
Silver	g/tonne	22.39	22.09	22.03
Copper recovery - concentrate	%	91.7	89.3	89.0
Gold recovery - concentrate	%	62.0	56.6	61.4
Silver recovery - concentrate	%	61.9	55.4	63.4
Stall Concentrator:
Ore milled	tonnes	242,619	204,350	273,125
Gold	g/tonne	2.78	2.50	3.07
Copper	%	0.59	0.61	0.81
Zinc	%	4.81	3.43	5.78
Silver	g/tonne	17.14	19.24	23.68
Copper recovery	%	87.0	89.0	86.7
Zinc recovery	%	84.4	90.1	85.7
Gold recovery	%	61.9	62.4	55.8
Silver recovery	%	56.3	56.6	58.6
Total contained metal in concentrate and doré[2]
Gold	ounces	36,034	33,060	43,167
Copper	tonnes	2,045	2,258	5,536
Zinc	tonnes	9,846	6,326	22,252
Silver	ounces	150,642	139,758	278,789
Total payable metal sold
Gold[3]	ounces	37,939	32,140	33,891
Copper	tonnes	2,225	1,626	3,784
Zinc	tonnes	5,628	8,230	17,306
Silver[3]	ounces	149,677	148,177	228,458
Combined unit operating cost[4],[5]	C$/tonne	216	241	176
Gold cash cost[5]	$/oz	938	922	416
Gold sustaining cash cost[5]	$/oz	1,336	1,795	1,187

1 The 777 mine and Flin Flon concentrator information for March 31, 2022 is not disclosed in the table above. The operations were closed in June 2022. The relevant comparative information can be found in the Summary of Results section in the Management's Discussion and Analysis for the third quarter of 2022. Total contained metal in concentrate and doré, total payable metal sold, unit cost and cash costs for March 31, 2022 include the impact of the Flin Flon operations.

2 Doré includes slag and carbon fines in the first quarter of 2023.

3 Includes total payable precious metals in concentrate and doré sold.

4 Reflects combined mine, mill and G&A costs per tonne of ore milled.

5 Combined unit operating cost, cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.

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During the first quarter of 2023, the Manitoba operations produced 36,034 ounces of gold, 9,846 tonnes of zinc, 2,045 tonnes of copper and 150,642 ounces of silver. Production of gold, zinc and silver were higher than the fourth quarter of 2022 primarily due to higher throughput and higher grades. Copper production was lower than the fourth quarter due to lower head grades. With the completion of a number of key initiatives aimed to support higher production levels at Lalor, improved metal recoveries at the mills and a prioritization of mining higher gold grade zones at Lalor throughout the year, as planned, full year Manitoba production of all metals remains on track to achieve guidance ranges for 2023.

The Manitoba team continues to advance a number of key initiatives to support higher production levels and improved metal recoveries at Hudbay's Snow Lake operations and have made significant progress in building longhole inventory, optimizing the development drift size and focusing on shaft availability improvements to enable more ore to be hoisted to surface while minimizing inefficient trucking of ore via the ramp. The first phase of the Stall mill recovery project, consisting of new cyclone packs, state-of-the-art Jameson Cells on the copper and zinc circuits and process control improvements, is on track for commissioning in May with ramp-up to higher metal recoveries expected by mid-2023.

Ore mined at Lalor was slightly higher than the fourth quarter of 2022 despite being impacted by stope muck fragmentation issues that created delays at the rock breakers and low load-haul-dump equipment availability in March. The company implemented changes to improve stope fragmentation and load-haul-dump equipment availability, which together with the many production optimization initiatives underway at Lalor, resulted in Lalor achieving higher production levels of 4,800 tonnes per day late in the first quarter and throughout April.

The Stall mill processed 19% more ore in the first quarter compared to the fourth quarter of 2022, in line with the base metal ore production from Lalor. Stall recoveries were consistent with the metallurgical model for the head grades delivered. The New Britannia mill continued to achieve consistent production above its nameplate capacity in the first quarter of 2023, averaging approximately 1,590 tonnes per day. Hudbay continues to advance improvement initiatives at New Britannia with a focus on reducing reagent and grinding media consumption. These initiatives entail minimal capital outlays while further improving overall metal recoveries and copper concentrate grades.

Combined mine, mill and G&A unit operating costsi in the first quarter decreased by 10% compared to the fourth quarter of 2022, reflecting higher throughput as a result of the production efficiency initiatives underway.

Cash cost per ounce of gold produced, net of by-product creditsi, in the first quarter was $938, slightly higher than the fourth quarter of 2022 primarily due to lower by-product credits and higher G&A, partially offset by higher gold production. Full year cash costs are expected to decline to be within the 2023 guidance range with increasing gold production throughout the year from higher grades and throughput at Lalor and the completion of the Stall recovery project in the second quarter, as planned.

Sustaining cash cost per ounce of gold produced, net of by-product creditsi, in the first quarter was $1,336, lower than the fourth quarter of 2022 primarily due to lower sustaining capital expenditures.

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Combination with Copper Mountain to Create a Premier Americas-Focused Copper Producer

On April 13, 2023, Hudbay entered into the Arrangement Agreement to acquire all of the issued and outstanding common shares of Copper Mountain (the "Transaction").

Upon completion, the Transaction will create a premier Americas-focused copper mining company with annual copper production of 150,000 tonnes, based on 2023 production guidance, from three long-life mines and a world-class pipeline of organic copper growth projects. The combined company will represent the third largest copper producer in Canada based on 2023 estimated copper production, and its complementary assets are expected to unlock $30 million in annual operating efficiencies and corporate synergies over the course of three years. The combined company will be well-positioned to deliver sustainable cash flows with compelling organic growth and the opportunity for a valuation re-rate as a larger, more diversified copper producer with enhanced liquidity. The Transaction meets Hudbay's stringent financial and strategic acquisition criteria for pursing value accretive opportunities and the incremental diversified cash flows will further strengthen the company's balance sheet and support its deleveraging initiatives.

Under the terms of the Transaction, Copper Mountain shareholders will receive 0.381 of a Hudbay common share for each Copper Mountain common share held, representing approximately C$2.67 per Copper Mountain common share and a US$439 million equity value based on Hudbay's closing share price on April 12, 2023. The Transaction will be implemented by way of a court approved plan of arrangement under the Business Corporations Act (British Columbia). In addition to court approval, the Transaction is subject to customary closing conditions, including approval by Hudbay and Copper Mountain shareholders and approval under the Competition Act (Canada). The Transaction is expected to close by late June 2023.

100% Renewable Power Supply at Constancia

During the first quarter of 2023, Hudbay signed a new 10-year power purchase agreement with ENGIE Energía Perú for access to a 100% renewable energy supply to its Constancia operations in Peru. The agreement will come into effect in January 2026 following the expiry of Constancia's existing power supply agreement. The agreement provides several improvements over the existing power supply contract, including improved flexibility in power supply levels, lower contracted costs and guaranteed supply to meet fluctuating demand requirements and no penalties for reduced usage. Total Scope 1 and Scope 2 greenhouse gas ("GHG") emissions company-wide at Hudbay's current operations are expected to decline by 40% during the life of the contract, positioning the company well to achieve its 2030 climate change target of a 50% reduction in Scope 1 and Scope 2 GHG emissions.

Copper World Positive Permitting Update; Pre-Feasibility Study Well-Advanced

In March 2023, Hudbay received confirmation from the ACOE that its previous surrender of the Section 404 Clean Water Act permit for the former Rosemont project ("404 Permit") was formally accepted and revoked as requested. The ACOE also reaffirmed the validity of the March 2021 approved jurisdictional determinations whereby the ACOE determined there are no waters of the U.S. in the area submitted for analysis, which is consistent with internal studies that also contemplate the full Copper World area.

Hudbay surrendered the 404 Permit to the ACOE in April 2022 as there is no evidence of jurisdictional waters of the U.S. on the former Rosemont project site. In May 2022, Judge Soto from the U.S. District Court for the District of Arizona issued a favourable ruling that affirmed Hudbay's surrender of the 404 Permit was effective and that the new Copper World project is not connected to the previous federal permitting process.

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Hudbay commenced the permitting process for Copper World with the approval of a Mined Land Reclamation Plan in May 2022. This approval by the Arizona State Mine Inspector was challenged in state court but the challenge was dismissed in May 2023 as having no basis.

In late 2022, Hudbay submitted the state-level applications for an Aquifer Protection Permit and an Air Quality Permit to the Arizona Department of Environmental Quality. The company continues to expect to receive these two outstanding state permits in 2023.

In May 2023, the Arizona Corporation Commission approved an amendment to the Certificate of Environmental Compatibility ("CEC") authorizing the electric transmission line to site. The CEC was granted for the Rosemont project in 2012 and the amendment removed the requirements for federal permits so that the CEC can be used to construct the transmission line for Copper World.

Clearing and grading work to prepare for the development of Copper World continues at site, including the construction of roads and other facilities. Phase I of Copper World reflects an operation with processing infrastructure on Hudbay's private lands and mining occurring on patented mining claims, requiring only state and local permits. Pre-feasibility activities for Phase I are well-advanced and a pre-feasibility study is expected to be released in mid-2023. Upon receipt of the state level permits, Hudbay expects to evaluate a bulk sampling program at Copper World to continue to de-risk the project by testing grade continuity, variable cut-off effectiveness and metallurgical strategies. The company also intends to initiate a minority joint venture partner process following receipt of permits, which will allow the potential joint venture partner to participate in the funding of definitive feasibility study activities in 2024 as well as in the final project design for Copper World.

Continued Focus on Free Cash Flow Generation

Hudbay was successful in ensuring steady operation of the Constancia mill throughout the Peru transportation and supply chain interruptions experienced earlier in the quarter. This was achieved through effective logistical risk mitigation plans and with the continued strong support from the local communities. Despite building up excess concentrate inventories at site in February, the company successfully reduced concentrate inventories throughout March, well ahead of schedule, which improved sales volumes and cash flow during the quarter.

With a focus on generating positive cash flow and strong returns on invested capital in 2023, Hudbay is committed to deleveraging and disciplined capital allocation. In an effort to receive full exposure to current strong gold prices, the company amended its gold forward sale and prepay agreements during the first quarter of 2023 to defer eight months of deliveries starting with February 2023. Deliveries of the outstanding 37,500 ounces of gold will resume in fixed monthly amounts starting October 2023 and continue until August 2024. The deferral of gold deliveries is expected to increase the company's cash position in 2023 by approximately $53 million at prevailing gold prices as part of its continued focus on reducing net debt.

As an additional prudent measure to ensure free cash flow generation and continued financial discipline in 2023, Hudbay successfully extended its existing quotational period hedging program in the first quarter for approximately 8,000 tonnes of contained copper in the previously unsold concentrate inventory in Peru to lock in prevailing copper prices. In addition, in April 2023, the company entered into a zero-cost collar program for approximately 10% of copper production expected in the second half of 2023. The program is for 1,200 tonnes of copper per month for six months starting in July 2023 and establishes a floor price of $3.95 per pound while providing upside to increases in the copper price up to a maximum of $4.28 per pound.

TSX, NYSE - HBM 2023 No. 8

The company is on track to deliver its discretionary spending reduction targets by reducing growth capital and exploration spending in Arizona, Manitoba and Peru in 2023 compared to 2022. Total growth capital expenditures in the first quarter of 2023 were approximately $16.3 million, a 22% reduction from the fourth quarter of 2022. Total exploration expenses for 2023 are on track to be in line with annual guidance of $20 million, a 42% decrease from 2022 levels.

Annual Reserve and Resource Update

Hudbay provided its annual mineral reserve and resource update on March 30, 2023. Current mineral reserve estimates at Constancia total 492 million tonnes at 0.30% copper with approximately 1.5 million tonnes of contained copper. The expected mine life of Constancia has been maintained and extends until 2038. The copper contained in measured and indicated mineral resources has increased in 2023 due to success in converting inferred mineral resources.

Current mineral reserve estimates in Snow Lake total 18 million tonnes with approximately 2.1 million ounces in contained gold, and the expected mine life of the Snow Lake operations has been maintained and extends until 2038. With the Snow Lake operations achieving higher production levels after the full ramp-up of the New Britannia mill in 2022 and the transition of the Flin Flon workforce and equipment to the Lalor mine, exploration activities are now prioritizing step-out drilling to identify opportunities for meaningful additions to the mineral resource base to support future growth. Total gold contained in inferred resources was unchanged at 1.7 million ounces, which provides the potential to maintain strong production levels beyond 2030 and further extend the mine life in Snow Lake.

The company released its updated three-year production guidance with its annual mineral reserve and resource update. Annual production at the Constancia operations is expected to average approximately 110,000 tonnes of copper and 87,000 ounces of gold over the next three years, representing a 23% and 49% increase, respectively, from 2022 levels. Annual gold production from Snow Lake is expected to average more than 190,000 ounces over the next three years, which represents a further increase of 30% from 2022 levels.

Exploration Update

Constancia and Pampacancha In-Mine Exploration

Hudbay is completing a limited drill program and technical evaluations at the Constancia deposit to confirm the economic viability of adding an additional mining phase to the current mine plan that would convert a portion of the mineral resources to mineral reserves. The company is also completing a drill program at the Pampacancha deposit to test mineral reserve extension potential. The results from these drill programs and technical and economic evaluations are expected to be incorporated in the next annual mineral reserve and resource update.

Maria Reyna and Caballito Exploration

Hudbay controls a large, contiguous block of mineral rights with the potential to host satellite mineral deposits in close proximity to the Constancia processing facility, including the past producing Caballito property and the highly prospective Maria Reyna property. The company commenced early exploration activities at Maria Reyna and Caballito after completing a surface rights exploration agreement with the community of Uchucarcco in August 2022. Surface investigation activities together with baseline environmental and archaeological activities necessary to support drill permit applications have been completed. Drill permit applications are expected to be submitted in the coming months. Surface mapping and geochemical sampling confirm that both Caballito and Maria Reyna host sulfide and oxide rich copper mineralization in skarns, hydrothermal breccias and large porphyry intrusive bodies.

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Lalor Near-Mine Exploration

Hudbay commenced a winter drill program in January 2023 with four drill rigs testing the down-plunge gold and copper extensions of the Lalor deposit, in the first step-out drilling in the deeper zones at Lalor since the initial discovery of the gold and copper-gold zones in 2009 and 2010. This initial campaign consisted of eight widely spaced drill holes over a distance of two kilometres. Seven of the drill holes reached their planned minimum depth of 1,500 metres prior to the spring thaw that necessitated an early end of the program. All these drill holes intersected the zone of strong alteration known to host the Lalor mineralization and have shown many occurrences of disseminated copper sulfides indicating the potential close proximity of one or more higher grade copper-gold feeder zones similar to Lens 27 currently in production at Lalor. Furthermore, three of the holes have shown better mineral endowment with several intercepts of a minimum of four metres of copper mineralization. Although assay results are pending, these initial results are very encouraging indications that the rocks hosting the rich Cu-Au mineralization at Lalor continue down plunge. Geophysical borehole surveying will be completed on all drill holes and will help refine the targets for the next phase of drilling to be conducted in early 2024.

One additional drill rig is testing a geophysical anomaly located within 400 metres of existing Lalor underground infrastructure. Four drill holes were completed during the winter drill program and assay results from base metal and copper-gold mineralized intercepts identified from core logging are pending.

Flin Flon Tailings Reprocessing Opportunity

In 2021, Hudbay identified the opportunity to reprocess Flin Flon tailings where in excess of 100 million tonnes of tailings have been deposited for over 90 years. The company completed confirmatory drilling in 2022 which covered about two-thirds of the facility. The results indicated higher zinc, copper and silver grades than predicted from historical mill records while confirming the historical gold grade. Hudbay is completing metallurgical test work and evaluating metallurgical technologies to assess the processing viability of the Flin Flon tailings.

Mason Exploration

The Mason project is a large greenfield copper deposit located in the historic Yerington District of Nevada and is one of the largest undeveloped copper porphyry deposits in North America. Hudbay completed a PEA in 2021 which demonstrated robust project economics from a 27-year mine life operation. There is opportunity to further enhance the project economics through exploration for higher grade satellite deposits on the company's prospective land package near Mason, including Mason Valley. The Mason Valley property hosts several historical underground copper mines that were in production in the early 1900s. Much of the Mason Valley property is located on Hudbay's wholly owned private lands within 15 kilometres of the planned processing infrastructure for the Mason project and contains highly prospective skarn mineralization. A conductivity-resistivity IP ground survey conducted in the fourth quarter of 2022 was successful in identifying the mineralization associated with the historical mines and confirmed the potential for both high-grade skarn targets as well as a large porphyry target below the historical mines. These results, in combination with a re-interpretation of geological data from past operating mines and previous exploration data, will be used to finalize a drill plan to test these targets in late 2023.

Senior Management Team Appointments

In March 2023, Hudbay promoted Javier Del Rio to Senior Vice President, South America and USA and Olivier Tavchandjian to Senior Vice President, Exploration and Technical Services. In March 2023, Hudbay appointed Warren Flannery as Vice President, Business Planning and Reclamation.

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Mr. Del Rio joined Hudbay in 2010 and has been instrumental in establishing and growing the company's Peruvian business, and in early 2022, he assumed responsibility for Hudbay's Arizona business unit. He has over 30 years of mining experience and prior to joining Hudbay, he held management positions in business planning, optimization processes and business analysis with Newmont Mining Corporation in the USA and Peru.

Mr. Tavchandjian has been a key member of Hudbay's senior management team since 2017, leading Hudbay's exploration strategy and adding significant value through growing the mineral resources and reserves at all the company's key assets. He assumed responsibility for Hudbay's technical services function in April 2022, has more than 30 years of experience in strategic and life of mine planning and has provided invaluable support to the operations and corporate development teams.

Mr. Flannery is responsible for capital planning and operations strategy, as well as reclamation and non-producing facilities. He is an experienced mining professional with nearly 30 years of extensive experience in mine operations, planning and project development at global mining companies, including Vale Inco, Barrick, PotashCorp and Falconbridge. Prior to joining Hudbay, he was head of the Mining Technical group at CIBC's global mining corporate and investment banking arm for ten years, working on a broad range of capital markets financing and advisory mandates.

Website Links

Hudbay:

www.hudbay.com

Management's Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2023/Q1/MDA523.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2023/Q1/FS523.pdf

Conference Call and Webcast

Date:	Tuesday, May 9, 2023

Time:	8:30 a.m. ET

Webcast:	www.hudbay.com

Dial in:	1-416-915-3239 or 1-800-319-4610

TSX, NYSE - HBM 2023 No. 8

Qualified Person and NI 43-101

The technical and scientific information in this news release related to the company's material mineral projects has been approved by Olivier Tavchandjian, P. Geo, Senior Vice President, Exploration and Technical Services. Mr. Tavchandjian is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by Hudbay on SEDAR at www.sedar.com.

Non-IFRS Financial Performance Measures

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per ounce of gold produced and combined unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share provides an alternate measure of the company's performance for the current period and gives insight into its expected performance in future periods. These measures are used internally by the company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the company believes these measures are useful to investors in assessing the company's underlying performance. Hudbay provides adjusted EBITDA to help users analyze the company's results and to provide additional information about its ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. Cash cost and sustaining cash cost per ounce of gold produced are shown because the company believes they help investors and management assess the performance of its Manitoba operations. Combined unit cost is shown because Hudbay believes it helps investors and management assess the company's cost structure and margins that are not impacted by variability in by-product commodity prices.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

TSX, NYSE - HBM 2023 No. 8

Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022
Profit (loss) for the period	5.4	(17.4)	63.8
Tax expense	12.0	3.1	25.0
Profit (loss) before tax	17.4	(14.3)	88.8
Adjusting items:
Mark-to-market adjustments [1]	6.8	10.7	10.5
Peru inventory reversal	-	-	(0.5)
Foreign exchange loss	0.3	0.2	1.5
Variable consideration adjustment - stream revenue and accretion	(5.0)	-	(5.8)
Re-evaluation adjustment - environmental provision[4]	(8.2)	13.5	(79.9)
Evaluation expenses	-	0.1	7.0
Restructuring charges - Manitoba [2]	-	1.0	0.7
Loss on disposal of investments	0.7	0.5	-
Post-employment plan (curtailment) / past service cost adjustment	-	(2.4)	-
Loss on disposal of plant and equipment and non-current assets - Manitoba & Arizona	0.1	0.4	-
Changes in other provisions (non-capital)[3]	-	5.8	-
Adjusted earnings before income taxes	12.1	15.5	22.3
Tax expense	(12.0)	(3.1)	(25.0)
Tax impact on adjusting items	-	(9.8)	7.9
Adjusted net earnings	0.1	2.6	5.2
Adjusted net earnings ($/share)	0.00	0.01	0.02
Basic weighted average number of common shares outstanding (millions)	262.0	262.0	261.7

1 Includes changes in fair value of the gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses.

2 Includes closure cost for the Flin Flon operations.

3 Includes changes in other provisions related to corporate restructuring costs and costs which do not pertain to operations.

4 Changes from movements to environmental reclamation provisions are primarily related to the Flin Flon operations, which were fully depreciated as of June 30, 2022, as well as other Manitoba non-operating sites.

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Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022
Profit (loss) for the period	5.4	(17.4)	63.8
Add back:
Tax expense	12.0	3.1	25.0
Net finance expense	35.0	36.7	36.7
Other expenses	5.0	18.5	9.0
Depreciation and amortization	67.4	79.4	81.1
Amortization of deferred revenue and variable consideration adjustment	(15.9)	(10.4)	(28.2)
	108.9	109.9	187.4
Adjusting items (pre-tax):
Re-evaluation adjustment - environmental provision	(8.2)	13.5	(79.9)
Peru inventory reversal	-	-	(0.5)
Post-employment plan (curtailment)/past service cost adjustment	-	(2.4)	-
Share-based compensation expense[1]	1.2	3.7	3.2
Adjusted EBITDA	101.9	124.7	110.2

1 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

Net Debt Reconciliation

(in $ thousands)
	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022
Total long-term debt	1,225,023	1,184,162	1,181,119
Cash	(255,563)	(225,665)	(213,359)
Net debt	969,460	958,497	967,760

Copper Cash Cost Reconciliation

Consolidated	Three Months Ended
Net pounds of copper produced[1]
(in thousands)	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022
Peru	45,233	59,628	42,254
Manitoba	4,508	4,978	12,205
Net pounds of copper produced	49,741	64,606	54,459

1 Contained copper in concentrate.

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Consolidated	Three Months Ended
	Mar. 31, 2023		Dec. 31, 2022		Mar. 31, 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	64,538	1.30	79,759	1.23	87,835	1.61
Milling	61,039	1.23	65,591	1.02	69,164	1.27
Refining (zinc)	-	-	-	-	18,376	0.34
G&A	26,555	0.53	21,269	0.33	38,993	0.72
Onsite costs	152,132	3.06	166,619	2.58	214,368	3.94
Treatment & refining	18,495	0.37	19,968	0.31	12,083	0.22
Freight & other	17,776	0.36	22,055	0.34	15,607	0.29
Cash cost, before by-product credits	188,403	3.79	208,642	3.23	242,058	4.45
By-product credits	(146,111)	(2.94)	(138,990)	(2.15)	(181,673)	(3.34)
Cash cost, net of by-product credits	42,292	0.85	69,652	1.08	60,385	1.11

Consolidated	Three Months Ended
	Mar. 31, 2023		Dec. 31, 2022		Mar. 31, 2022
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Zinc	17,374	0.35	24,744	0.38	67,129	1.23
Gold[3]	93,479	1.88	76,336	1.18	84,174	1.55
Silver[3]	11,998	0.24	9,592	0.15	18,639	0.34
Molybdenum & other	23,260	0.47	28,318	0.44	11,731	0.22
Total by-product credits	146,111	2.94	138,990	2.15	181,673	3.34
Reconciliation to IFRS:
Cash cost, net of by-product credits	42,292		69,652		60,385
By-product credits	146,111		138,990		181,673
Treatment and refining charges	(18,495)		(19,968)		(12,083)
Share-based compensation expense	79		490		448
Inventory adjustments	-		7		(461)
Past service pension cost (curtailment)	-		(2,384)		-
Change in product inventory	(9,409)		(16,425)		(20,920)
Royalties	706		1,750		3,218
Depreciation and amortization[4]	67,422		79,408		81,091
Cost of sales[5]	228,706		251,520		293,351

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended March 31, 2023 the variable consideration adjustments amounted to an expense of $4,885, the three months ended December 31, 2022 - $nil, and for the three months ended March 31, 2022 - $3,245.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements, excluding impairment adjustments.

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Peru	Three Months Ended
(in thousands)	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022
Net pounds of copper produced[1]	45,233	59,628	42,254

1 Contained copper in concentrate.

Peru	Three Months Ended
	Mar. 31, 2023		Dec. 31, 2022		Mar. 31, 2022
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	26,786	0.59	41,647	0.70	28,402	0.67
Milling	46,191	1.03	50,723	0.85	47,655	1.13
G&A	16,466	0.36	14,817	0.25	16,100	0.38
Onsite costs	89,443	1.98	107,187	1.80	92,157	2.18
Treatment & refining	10,603	0.24	11,962	0.20	7,585	0.18
Freight & other	12,427	0.27	15,607	0.26	9,477	0.22
Cash cost, before by-product credits	112,473	2.49	134,756	2.26	109,219	2.58
By-product credits	(50,899)	(1.13)	(54,563)	(0.92)	(43,997)	(1.04)
Cash cost, net of by-product credits	61,574	1.36	80,193	1.34	65,222	1.54

Peru	Three Months Ended
	Mar. 31, 2023		Dec. 31, 2022		Mar. 31, 2022
Supplementary cash cost information	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
By-product credits[2]:
Gold[3]	19,301	0.43	19,934	0.33	21,712	0.51
Silver[3]	8,577	0.19	7,025	0.12	12,991	0.31
Molybdenum	23,021	0.51	27,604	0.47	9,294	0.22
Total by-product credits	50,899	1.13	54,563	0.92	43,997	1.04
Reconciliation to IFRS:
Cash cost, net of by-product credits	61,574		80,193		65,222
By-product credits	50,899		54,563		43,997
Treatment and refining charges	(10,603)		(11,962)		(7,585)
Inventory adjustments	-		-		(461)
Share-based compensation expenses	(14)		95		98
Change in product inventory	(11,135)		(15,685)		(4,772)
Royalties	665		1,656		854
Depreciation and amortization[4]	41,960		58,256		48,362
Cost of sales[5]	133,346		167,116		145,715

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

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Copper Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Mar. 31, 2023		Dec. 31, 2022		Mar. 31, 2022
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	42,292	0.85	69,652	1.08	60,385	1.11
Cash sustaining capital expenditures	47,869	0.96	60,002	0.92	60,963	1.12
Capitalized exploration	-	-	11,500	0.18	-	-
Royalties	706	0.02	1,750	0.03	3,218	0.06
Sustaining cash cost, net of by-product credits	90,867	1.83	142,904	2.21	124,566	2.29
Corporate selling and administrative expenses & regional costs	10,215	0.20	11,876	0.19	13,060	0.24
Accretion and amortization of decommissioning and community agreements[1]	1,958	0.04	722	0.01	721	0.01
All-in sustaining cash cost, net of by-product credits	103,040	2.07	155,502	2.41	138,347	2.54
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	33,554		76,933		39,399
Capitalized stripping net additions	26,984		15,169		24,146
Total accrued capital additions	60,538		92,102		63,545
Less other non-sustaining capital costs[2]	19,850		41,850		20,604
Total sustaining capital costs	40,688		50,252		42,941
Capitalized lease cash payments - operating sites	4,702		5,848		9,259
Community agreement cash payments	1,189		2,854		3,772
Accretion and amortization of decommissioning and restoration obligations[3]	1,290		1,048		4,991
Cash sustaining capital expenditures	47,869		60,002		60,963

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration and growth capital expenditures.

3 Includes amortization of decommissioning and restoration PP&E assets and accretion of decommissioning and restoration liabilities related to producing sites.

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Peru	Three Months Ended
	Mar. 31, 2023		Dec. 31, 2022		Mar. 31, 2022
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	61,574	1.36	80,193	1.34	65,222	1.54
Cash sustaining capital expenditures	33,564	0.74	31,240	0.53	30,039	0.71
Capitalized exploration[1]	-	-	11,500	0.19	-	-
Royalties	665	0.02	1,656	0.03	854	0.02
Sustaining cash cost per pound of copper produced	95,803	2.12	124,589	2.09	96,115	2.27

1 Only includes exploration costs incurred for locations near to existing mine operations.

Gold Cash Cost and Sustaining Cash Cost Reconciliation

Manitoba	Three Months Ended
(in thousands)	Mar. 31 2023	Dec. 31, 2022	Mar. 31 2022
Net ounces of gold produced[1]	36,034	33,060	43,167

1 Contained gold in concentrate and doré.

Manitoba	Three Months Ended
	Mar. 31, 2023		Dec. 31, 2022		Mar. 31, 2022
Cash cost per ounce of gold produced	$000s	$/oz	$000s	$/oz	$000s	$/oz
Mining	37,752	1,048	38,112	1,153	59,433	1,377
Milling	14,848	412	14,868	450	21,509	498
Refining (zinc)	-	-	-	-	18,376	426
G&A	10,089	280	6,452	195	22,893	530
Onsite costs	62,689	1,740	59,432	1,798	122,211	2,831
Treatment & refining	7,892	219	8,006	242	4,498	104
Freight & other	5,349	148	6,448	195	6,130	142
Cash cost, before by-product credits	75,930	2,107	73,886	2,235	132,839	3,077
By-product credits	(42,131)	(1,169)	(43,407)	(1,313)	(114,874)	(2,661)
Gold cash cost, net of by-product credits	33,799	938	30,479	922	17,965	416

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Manitoba	Three Months Ended
	Mar. 31, 2023		Dec. 31, 2022		Mar. 31, 2022
Supplementary cash cost information	$000s	$/oz1	$000s	$/oz1	$000s	$/oz1
By-product credits[2]:
Zinc	17,374	482	24,744	748	67,129	1,555
Copper	21,097	585	15,382	465	39,660	919
Silver[3]	3,421	95	2,567	78	5,648	131
Other	239	7	714	22	2,437	56
Total by-product credits	42,131	1169	43,407	1,313	114,874	2,661
Reconciliation to IFRS:
Cash cost, net of by-product credits	33,799		30,479		17,965
By-product credits	42,131		43,407		114,874
Treatment and refining charges	(7,892)		(8,006)		(4,498)
Inventory adjustments	-		7		-
(Curtailment)/past service cost	-		(2,384)		-
Share-based compensation expenses	93		395		350
Change in product inventory	1,726		(740)		(16,148)
Royalties	41		94		2,364
Depreciation and amortization[4]	25,462		21,152		32,729
Cost of sales[5]	95,360		84,404		147,636

1 Per ounce of gold produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments.

3 Silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements, excluding impairment adjustments.

Manitoba	Three Months Ended
	Mar. 31, 2023		Dec. 31, 2022		Mar. 31, 2022
Sustaining cash cost per pound of gold produced	$000s	$/oz	$000s	$/oz	$000s	$/oz
Gold cash cost, net of by-product credits	33,799	938	30,479	922	17,965	416
Cash sustaining capital expenditures	14,304	397	28,762	870	30,924	716
Royalties	41	1	94	3	2,364	55
Sustaining cash cost per pound of gold produced	48,144	1,336	59,335	1,795	51,253	1,187

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Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in thousands except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022
Mining	26,786	41,647	28,402
Milling	46,191	50,723	47,655
G&A1	16,466	14,817	16,100
Other G&A2	(1,539)	(152)	(571)
	87,904	107,035	91,586
Less: Covid related costs	-	689	2,321
Unit cost	87,904	106,346	89,265
Tonnes ore milled	7,664	7,796	7,214
Combined unit cost per tonne	11.47	13.64	12.37
Reconciliation to IFRS:
Unit cost	87,904	106,346	89,265
Freight & other	12,427	15,607	9,477
Covid related costs	-	689	2,321
Other G&A	1,539	152	571
Share-based compensation expenses	(14)	95	98
Inventory adjustments	-	-	(461)
Change in product inventory	(11,135)	(15,685)	(4,772)
Royalties	665	1,656	854
Depreciation and amortization	41,960	58,256	48,362
Cost of sales[3]	133,346	167,116	145,715

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per IFRS financial statements, excluding impairment adjustments.

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Manitoba	Three Months Ended
(in thousands except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Mar. 31, 2023	Dec. 31, 2022	Mar. 31, 2022
Mining	37,752	38,112	59,433
Milling	14,848	14,868	21,509
G&A1	10,089	6,452	22,893
Less: G&A allocated to zinc metal production	-	-	(13,407)
Less: Other G&A related to profit sharing costs	(1,139)	1,939	-
Unit cost	61,550	61,371	90,428
USD/CAD implicit exchange rate	1.35	1.36	1.27
Unit cost - C$	83,193	83,363	114,504
Tonnes ore milled	385,661	345,492	651,333
Combined unit cost per tonne - C$	216	241	176
Reconciliation to IFRS:
Unit cost	61,550	61,371	90,428
Freight & other	5,349	6,448	6,130
Refined zinc	-	-	18,376
G&A allocated to zinc metal production	-	-	13,407
Other G&A related to profit sharing	1,139	(1,939)	-
Share-based compensation expenses	93	395	350
Inventory adjustments	-	7	-
(Curtailment) / past service pension	-	(2,384)	-
Change in product inventory	1,726	(740)	(16,148)
Royalties	41	94	2,364
Depreciation and amortization	25,462	21,152	32,729
Cost of sales[2]	95,360	84,404	147,636

1 G&A as per cash cost reconciliation above.

2 As per IFRS financial statements, excluding impairment adjustments.

TSX, NYSE - HBM 2023 No. 8

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, statements with respect to the consummation and timing of the Transaction; approval by Copper Mountain's and Hudbay's shareholders; the satisfaction of the conditions precedent to the consummation of the Transaction; the strengths, characteristics and potential operating efficiencies and corporate synergies resulting from the Transaction; growth potential and expectations regarding the timing, receipt and anticipated effects of court, regulatory and other consents and approvals; the impact of the Transaction on shareholders of Hudbay and Copper Mountain and other stakeholders and other anticipated benefits of the Transaction, statements regarding the company's production, cost and capital and exploration expenditure guidance, expectations regarding reductions in discretionary spending, capital expenditures and net debt, expectations regarding the impact of inflationary pressures on the company's cost of operations, financial condition and prospects, the expected results and benefits of the new 10-year agreement for 100% renewable energy supply to Constancia, expectations regarding the company's cash balance and liquidity for 2023, expectations regarding the Copper World project, including with respect to the company's plans for a pre-feasibility study, the estimated timelines and pre-requisites for sanctioning the project and the pursuit of a potential minority joint venture partner, expectations regarding the permitting requirements for the Copper World project and permitting related litigation, the company's ability to increase the mining rate at Lalor, the anticipated timing for completing the Stall recovery improvement program and anticipated benefits therefrom, expectations regarding the ability to conduct exploration work on the Maria Reyna and Caballito properties and to advance related drill plans, the timing of mining higher-grade ore in the Pampacancha pit and the company's expectations resulting therefrom, expectations regarding the potential impact of short-term mine plan changes implemented at Constancia, expectations regarding the ability for the company to reduce greenhouse gas emissions, the company's evaluation of opportunities to reprocess tailings, expectations regarding the prospective nature of the Maria Reyna and Caballito properties, the anticipated impact of brownfield growth projects on the company's performance, anticipated expansion opportunities in Snow Lake, anticipated drill programs and exploration activities, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

  the ability to satisfy the conditions to closing the Transaction, including the receipt of shareholder, regulatory and court approvals;
  that no third party would make a superior proposal to the Transaction;
  that the Arrangement Agreement would not be terminated in certain circumstances;

TSX, NYSE - HBM 2023 No. 8

  the ability to achieve production and cost guidance;
  the ability to achieve discretionary spending reductions without impacting operations;
  no significant interruptions to operations due to social or political unrest in the regions Hudbay operates, including the navigation of the complex environment in Peru;
  no interruptions to the company's plans for advancing the Copper World project;
  the ability to ramp up exploration in respect of the Maria Reyna and Caballito properties and to advance related drill plans;
  the ability to increase the mining rate at Lalor;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of the company's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of the company's business and growth strategies, including the success of its strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect the company's ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for the company's exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the labour unions that represent certain of the company's employees in Manitoba and Peru;
  maintaining good relations with the communities in which the company operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at the company's various projects;
  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of the company's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks related to failure to receive approval of the Transaction by Hudbay or Copper Mountain shareholders, the required court, regulatory and other consents and approvals to effect the Transaction, the potential of a third party making a superior proposal to the Transaction, the possibility that the Arrangement Agreement could be terminated under certain circumstances, political and social risks in the regions Hudbay operates, including the uncertainty with respect to the political and social environment in Peru and its potential impact on the company's mining operations (as further described below), risks generally associated with the mining industry and the current geopolitical environment, including future commodity prices, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of the company's projects, risks related to the Copper World project, including in relation to permitting, litigation, project delivery and financing risks, risks related to the Lalor mine plan, including the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company's reserves, volatile financial markets and interest rates that may affect the company's ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in the company's most recent Annual Information Form and under the heading "Financial Risk Management" in the company's most recent management's discussion and analysis.

TSX, NYSE - HBM 2023 No. 8

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company with long-life assets in North and South America. The company's Constancia operations in Cusco (Peru) produce copper with gold, silver and molybdenum by-products. Its Snow Lake operations in Manitoba (Canada) produce gold with copper, zinc and silver by-products. Hudbay has an organic pipeline that includes the Copper World project in Arizona and the Mason project in Nevada (United States), and its growth strategy is focused on the exploration, development, operation, and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé

Vice President, Investor Relations

(416) 814-4387

candace.brule@hudbay.com

__________________________________________
i Adjusted net earnings and adjusted net earnings per share; adjusted EBITDA; cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits; cash cost and sustaining cash cost per ounce of gold produced, net of by-product credits; and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Performance Measures" section of this news release.
ii Consolidated cash cost and sustaining cash cost guidance per pound of copper produced, net of by-product credits.